Exhibit 2

FOR IMMEDIATE RELEASE	26 AUGUST 2014

WPP PLC (“WPP”)

Millward Brown acquires research firm InsightExpress in the US

WPP announces that its wholly-owned operating company, Millward Brown, a global leader in brand, media and communications research, has acquired InsightExpress, Inc., a provider of media analytics and marketing accountability solutions in the United States. InsightExpress will be combined with Millward Brown Digital, the company’s US-based digital unit.

InsightExpress’ unaudited revenues for the period ended 31 December 2013 were US$26.4 million with gross assets of US$8.8 million as of the same date. The company has over 200 clients including NBCUniversal, Google, Netflix, Hulu and Microsoft. Founded in 1999, the company is based in Stamford, CT, with offices in New York, Chicago and San Francisco and employs 100 people.

The acquisition continues WPP’s strategy of investing in fast-growing markets and sectors such as data and digital. WPP’s digital revenues (including associates) were well over US$6 billion in 2013, approximately 35% of the Group’s total revenues of US$17.3 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

Millward Brown, whose 2013 revenues exceeded US$1 billion, is part of Kantar, the data investment management division of WPP that is one of the world’s largest insight, information and consultancy groups. By connecting with the diverse talents of its 12 specialist companies, Kantar aims to become the pre-eminent provider of compelling and inspirational insights for the global business community. Its 27,000 employees work across 100 countries and across the whole spectrum of research and consultancy disciplines, enabling the group to offer clients business insights at every point of the consumer cycle. The group’s services are employed by over half of the Fortune Top 500 companies.

Worldwide, WPP’s data investment management companies (including associates) collectively generate revenues of about US$5 billion and employ over 34,000 people. In the US WPP companies (including associates) collectively generate revenues of over US$6 billion and employ around 25,000 people.

Contact:
Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+ 1 212 632 2239